November 17, 2009

Terence O’Brien
Accounting Branch Chief
United States Securities and Exchange Commission
1 Station Place, N.E., Stop 7010
Washington, D.C. 20549

Re:      Global Green Solutions Inc.
Form 10-K for the Fiscal Year Ended November 30, 2008
Filed March 16, 2009
Form 10-Q for the Fiscal Quarter Ended August 31, 2009
Filed October 15, 2009
File No. 000-51198

Dear Mr. O’Brien:

We are responding herein to your letter dated November 3, 2009.

Form 10-Q for the Fiscal Quarter Ended August 31, 2009
Note 3 – Waste Biomass Fueled Steam Generation Project, page F-8

It is our view that the Company’s (Global Green Solutions Inc. through its wholly-owned subsidiary, Global Greensteam LLC) arrangement with Aera Energy, notwithstanding the use of certain language in the agreement, is correctly summarized as follows:

•
Aera Energy has advanced and will continue to advance funds to the Company matching qualifying expenditures made by the Company in connection with the development and construction of the Test Unit, also referred to herein as the pilot plant.

•	The currently agreed amount of funds to be advanced for qualifying expenditures is $3,000,000.
•
Upon meeting certain conditions as per the agreement, and upon completion of one, and up to ten (10) full scale Unit(s) the Company will deliver steam to Aera Energy at a price as defined by formula within the agreement.

•
The cash proceeds to be received by the Company for the delivery of this steam will be reduced by a certain amount per period, with this difference being applied against an amount due to Aera in return for its funding contribution of the Test Unit, as defined in the agreement, until this amount is reduced to $Nil.

•	Thereafter, the cash proceeds will be equivalent to amounts earned as determined by the calculated price and delivered volumes.

Suite 1010 – 789 West Pender Street, Vancouver, British Columbia, Canada V6C 1H2
Bus: 604-408-0153 – Toll Free: 866-408-0153 -Fax: 604-606-7980

November 16, 2009

Re:     Global Green Solutions Inc.
Form 10-K for the Fiscal Year Ended November 30, 2008
Filed March 16, 2009
Form 10-Q for the Fiscal Quarter Ended August 31, 2009
Filed October 15, 2009
File No. 000-51198

•
The amount due to Aera is dependent on when the Company meets the conditions to commence steam delivery. As detailed in the agreement, the longer it takes to commence steam delivery, the amount due to Aera increases.

•	It is the Company’s view that this amount represents the original Aera Energy advances plus interest accrued thereon.
•
The “early termination fee” and related provisions within the agreement are a mechanism by which Aera Energy can recover its advances to the Company plus imputed interest accrued thereon, in the event that the Company, for a variety of reasons, fails to implement the full scale project(s).

In reviewing the guidance in EITF 00-21, we believe that the Company has only a single revenue-generating activity in connection with the arrangement with Aera Energy, that being the delivery of steam.  Accordingly, we do not believe the provisions related to the accounting for multiple deliverables of EITF 00-21 are applicable.

As described above, the agreement determines the unit price earned by the Company on steam delivered to Aera Energy.  This will form the basis of revenue recognized by the Company subject to normal performance, collectability, etc. revenue recognition criteria.  For the period where the cash proceeds received are reduced as described above, the difference between the revenue and accounts receivable will be recorded as a reduction of the balance of advances and accrued interest due to Aera Energy, which is being recorded as a liability on the Company’s financial statements.

In accordance with the provisions of SFAS 2–8.b. and 9.h., we currently expense amounts incurred related to the pilot plant as “project development costs”.

As described above, we are recording amounts advanced from Aera Energy and interest accrued thereon as liabilities.  We believe these amounts are most appropriately described as “other short- or long-term borrowings” included in the examples of financing activity cash inflows as per SFAS 95 paragraph 19.b.

Given our assessment that the Aera Energy advances are appropriately included in financing activities rather than operating activities, no materiality calculation related to a potential restatement has been provided at this time.

Suite 1010 – 789 West Pender Street, Vancouver, British Columbia, Canada V6C 1H2
Bus: 604-408-0153 – Toll Free: 866-408-0153 -Fax: 604-606-7980

November 16, 2009

Re:     Global Green Solutions Inc.
Form 10-K for the Fiscal Year Ended November 30, 2008
Filed March 16, 2009
Form 10-Q for the Fiscal Quarter Ended August 31, 2009
Filed October 15, 2009
File No. 000-51198

Global Green Solutions Inc. acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in their filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Arnold Hughes

Arnold Hughes
Chief Financial Officer

Suite 1010 – 789 West Pender Street, Vancouver, British Columbia, Canada V6C 1H2
Bus: 604-408-0153 – Toll Free: 866-408-0153 -Fax: 604-606-7980

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